UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed, on May 18, 2026, Critical Metals Corp. (the “Company”) entered into a Scheme Implementation Deed (as amended) under which the Company will acquire all of the issued shares and listed options of European Lithium Ltd. (“European Lithium”) by way of two interdependent schemes of arrangement under Australian law (the “EUR Transaction”).

On October 21, 2026, European Lithium announced that the Share Scheme Transaction Ratio, which sets the number of new Company ordinary shares to be issued for each European Lithium share under the Share Scheme, has been determined in accordance with the terms of the scheme booklet released to the Australian Securities Exchange on September 15, 2026 (the “Scheme Booklet”). The ratio is based on the average of the daily volume weighted average price of the Company's ordinary shares on Nasdaq over the 20 consecutive trading days from September 23, 2026 to October 20, 2026, subject to a floor price of $8.00 and a ceiling price of $16.00. Because this average price was at or below the floor price, the Share Scheme Transaction Ratio is the maximum ratio set out in the Scheme Booklet. Accordingly, subject to rounding, if the transaction is implemented, European Lithium shareholders will receive 0.045 new Company shares for each European Lithium share held at the record date. The value of the consideration will change with the Company share price and the AUD/USD exchange rate.

This report on Form 6-K is filed to provide a copy of the press release titled “Critical Metals Corp. Announces Share Scheme Transaction Ratio for Acquisition of European Lithium: European Lithium securityholders to vote on the Schemes on October 22, 2026.”

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the timing of closing of the transactions, statements regarding anticipated benefits of the transactions, as well as statements regarding the financial position, financial performance, business strategy, expectations of the Company’s business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used herein, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, as amended by Amendment No. 1 to the Company’s Annual Report on Form 20-F/A filed with the SEC. These forward-looking statements are based on information available as of the date hereof, and expectations, forecasts and assumptions as of the date hereof involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Incorporation by Reference

The information contained in this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-296156), on Form F-3 (File No. 333-294406), Form F-3 (File No. 333-290973), Form F-3 (File No. 333-286326), Form F-3 (File No. 333-293656), Form F-3 (File No. 333-278400), Form S-8 (File No. 333-291195) and Form S-8 (File No. 333-280017) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated October 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

October 22, 2026	By:	/s/ Tony Sage
	Name:	Tony Sage
	Title:	Chief Executive Officer and Executive Chairman

3